EXHIBIT 99.13

Disclosure of Transactions in Own Shares

Paris, December 20, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 13, 2018 to December 19, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13.12.2018	711,743	48.6329	34,614,126	XPAR
13.12.2018	165,000	48.6394	8,025,501	CHIX
13.12.2018	60,000	48.6352	2,918,112	TRQX
13.12.2018	175,000	48.7328	8,528,240	BATE
14.12.2018	733,540	49.1281	36,037,426	XPAR
14.12.2018	169,000	49.1370	8,304,153	CHIX
14.12.2018	62,000	49.1316	3,046,159	TRQX
14.12.2018	101,285	49.1746	4,980,649	BATE
17.12.2018	143,491	48.7830	6,999,921	XPAR
18.12.2018	268,161	47.4961	12,736,602	XPAR
18.12.2018	20,000	47.1899	943,798	CHIX
18.12.2018	3,619	46.9832	170,032	TRQX
18.12.2018	3,176	46.9819	149,215	BATE
19.12.2018	50,924	46.8265	2,384,593	XPAR
19.12.2018	10,000	46.7897	467,897	CHIX
19.12.2018	3,151	46.8001	147,467	TRQX
Total	2,680,090	48.6752	130,453,892

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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